ADDVANTAGE TECHNOLOGIES GROUP, INC.
13757 North Stemmons Freeway
Farmers Branch, Texas 75234

March 30, 2020

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
ADDvantage Technologies Group, Inc.
Registration Statement on Form S-3
File No. 333-236859
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ADDvantage Technologies Group, Inc. hereby requests the acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-236859), so that it may become effective at 4:00 p.m. Eastern time on April 1, 2020, or as soon thereafter as practicable.

Very truly yours,

ADDVANTAGE TECHNOLOGIES GROUP, INC.

By: /s/ Joseph Hart
Name: Joseph E. Hart
Title: President and Chief Executive Officer